Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2018

Date: April 30, 2019

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Date of Information	1
Financial Information	1

Forward-looking Information	1
Currency and Exchange Rate Information	3

MEANING OF CERTAIN REFERENCES	3

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5

DESCRIPTION OF BUSINESS	14
General Description of the Business	14
Risk Factors	24

DIVIDENDS	41

CAPITAL STRUCTURE	41
Common Shares	42
Preferred Shares	42
Warrants	42
Stock Options	42
Restricted Share Units	43

MARKET FOR SECURITIES	43
Trading Price and Volume	43

PRIOR SALES	43
Warrants	43
Stock Options	44
Restricted Stock Units	44

DIRECTORS AND OFFICERS	44
Name, Occupation and Security Holdings	44
Director Biographies	46
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	47
Conflicts of Interest	48

AUDIT COMMITTEE INFORMATION	48
Audit Committee Mandate	49
Composition of the Audit Committee	49
Relevant Education and Experience	49
Reliance on Certain Exemptions	49
Audit Committee Oversight	50
Pre-Approval Policy and Procedures	50
External Auditor Service Fees	50

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	50
Legal Proceedings	50
Regulatory Actions	51

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51

TRANSFER AGENT AND REGISTRAR	51

MATERIAL CONTRACTS	51

INTERESTS OF EXPERTS	52

ADDITIONAL INFORMATION	52

- ii -

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of Emerald Health Therapeutics, Inc. (the “Company”) is as of December 31, 2018.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and are presented in Canadian dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of the Company that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this AIF include, but are not limited to, statements in respect of: the approval of Licence (as defined below) applications submitted to Health Canada; the Company's intention to significantly increase its production of cannabis and cannabis oils through a multi-phase expansion plan; the building of a Health Canada licenced production facility to expand growing capability; the development of the Joint Venture (as defined below) as a standalone entity; the complete 1.1 million square foot space at the Delta 3 Facility (as defined below) in Delta, British Columbia being in full production in 2019; the rapid and cost effective acceleration of cannabis production by the Joint Venture; the exercise by the Joint Venture of options to lease or purchase additional greenhouses from Village Farms (as defined below); the potential aggregate production capacity of the Delta 1 greenhouse, the Delta 2 Facility (as defined below) and the Delta 3 Facility, all of which are located in Delta, British Columbia; the use of the Credit Facility (as defined below) by the Joint Venture; the purchase by the Company of 40% of the Joint Venture's production of cannabis cultivation during 2019 and 25% during 2020 through 2020; the expansion of the Company's operations in Richmond, British Columbia and the costs associated with such expansion; the Company's expectation of requirements for quantities of CBD (as defined below); payment of an additional $22.5 million in cash in respect of the acquisition of Verdélite and Verdélite Holdings (each as defined below); the anticipated date that the Verdélite Facility will begin production, the expansion cost, the size of the Verdélite Facility and its production of cannabis; the Company's expectation that the acquisition of Verdélite will strengthen its ability to market products in Quebec and Eastern Canada; the high-yield production of the Verdélite Facility; the expansion of Avalite's (as defined below) operations; the Company's use of proceeds of financings; the quality, suitability for sale and cannabinoid concentration in the hemp harvested through the supply agreement with EHH (as defined below); the suitability of infrastructure at the facility of FTI (as defined below) and FTI's extraction of hemp biomass into CBD oil on behalf of the Company; the services to be provided by FTI to the Company; the entering into of an exclusive agreement between EHN (as defined below) and FTI; the entering into of definitive agreements with the Company's business partners; the approval of patent applications that have been submitted by the Company; potential proceeds from the exercise of the Company's outstanding common share purchase warrants and options; actions taken by the Company to maintain or adjust its capital structure; increases to the Company's plant diversity and product offering; improvements to the Company's cultivation, manufacturing and standardization processes; partnerships with professional organizations in connection with educating medical doctors and other healthcare professionals about cannabis products; the development of distribution channels for non-medical cannabis products in Canada; anticipated long-term future profitability of the Company; potential effects of regulations under the Cannabis Act (as defined below) and related legislation introduced by provincial governments; the expected implementation of changes to the Cannabis Act to allow the sale of edible cannabis products; the undertaking of clinical research to study the effects of the Company's products on client health; the Company's longer term strategy of becoming a leading provider of quality products for the broader adult recreational cannabis market; the ability of the Company to take advantage of the legalization of adult use recreational cannabis; the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing initiatives both in Canada and internationally; the Company building valuable intellectual property in Canada which could lead to accelerated sales growth and profit margins; and future sales opportunities in other emerging medical markets and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The investor is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: the market price of cannabis; ability of the Company to secure cannabis supply; continued availability of capital financing and general economic, market or business conditions; reliance on licences to produce and sell cannabis and cannabis oils issued to the Company under the Cannabis Act and its ability to maintain these licences; regulatory risks relating to the Company's compliance with the Cannabis Act; failure to obtain regulatory approvals for expansion of the Company's current production facilities, development of new production facilities and greenhouse retrofits by the Company and the Joint Venture; Avalite's reliance on its dealer licence issued to it under the CDSA (as defined below) to provide analytical testing of cannabis and importation of CBD and its ability to maintain this licence; the Company's ability to execute its multi-phase expansion plan and its plans with the Joint Venture; failure to execute a definitive agreement with FTI; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market in Canada and internationally; the limited operating history of the Company; the Company's reliance on key persons; failure of counterparties to perform contractual obligations; failure to obtain additional financing; unfavourable publicity or consumer perception of the Company and the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete expansion projects and greenhouse retrofits; impact of any recall of the Company's products; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company's ability to develop and commercialize pharmaceutical or nutraceutical products; failure to obtain regulatory approval for pharmaceutical or nutraceutical products; changes in the Company's over-all business strategy; stock exchange rules or policies which may restrict the Company's business; and the Company's assumptions stated herein being correct. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein and as discussed in the Company’s financial statements and other filings, under the heading “Risk Factors”.

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Currency and Exchange Rate Information

All dollar amounts (i.e. “$”), unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “US$”.

MEANING OF CERTAIN REFERENCES

For simplicity, the Company uses terms in this AIF to refer to the investments and operations of the Company and its direct and indirect subsidiaries as a whole. Accordingly, in this AIF, unless the context otherwise requires, the “Company” is referring to Emerald Health Therapeutics, Inc., its direct and indirect subsidiaries and the Company's joint venture with Village Farms International Inc. ("Village Farms"), Pure Sunfarms Corp. (to the extent applicable).

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007 as Firebird Capital Partners Inc. and changed its name to Firebird Energy Inc. in December 2012. On September 4, 2014, the Company completed the acquisition of all of the issued and outstanding common shares of Thunderbird Biomedical Inc. (“Thunderbird”), by way of a reverse takeover (the “RTO”) under the rules of the TSX Venture Exchange (the “TSXV”) and concurrently changed its name to T-Bird Pharma, Inc. At that time, Thunderbird became a wholly-owned subsidiary of the Company. In June 2015, the Company changed its name to Emerald Health Therapeutics, Inc. and Thunderbird changed its name to Emerald Health Botanicals Inc. On February 23, 2018, Emerald Health Botanicals Inc. changed its name to Emerald Health Therapeutics Canada Inc. (the “Operating Subsidiary”).

The Company is headquartered in Vancouver, British Columbia, with its head office located at Suite 210 – 800 West Pender Street, Vancouver, British Columbia V6C 1J8 and its registered office located at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in each of the provinces of Canada, and not in any other jurisdiction and its common shares (the “Common Shares”) are listed on the TSXV under the trading symbol “EMH”. The Company is classified as a Tier 1 Venture Issuer on the TSXV.

Intercorporate Relationships

The Company owns:

(a)	100% of the shares of the Operating Subsidiary, a British Columbia-based licence holder under the Cannabis Act (Canada) (the "Cannabis Act");

(b)	100% of the shares of Verdélite Sciences, Inc. (formerly, Agro-Biotech Inc.) ("Verdélite"), a Quebec-based licence holder under the Cannabis Act;

(c)	100% of the shares of Verdélite Property Holdings, Inc. (formerly, Agro-Biotech Property Holdings Inc.) ("Verdélite Holdings"), a Quebec-based holding corporation that owns the Verdélite Facility (as defined below); and

(d)	51% of the shares of Emerald Health Naturals Inc. ("EHN"), a joint venture between the Company and Emerald Health Bioceuticals, Inc. ("EHB").

The Company, through the Operating Subsidiary, also holds:

(a)	50% of the shares of Pure Sunfarms Corp. (the “Joint Venture”), a British Columbia-based licence holder under the Cannabis Act; and

(b)	100% of the shares of Avalite Sciences Inc. (formerly Northern Vine Canada Inc.) ("Avalite"), a British Columbia-based licenced dealer under the provisions of the Controlled Drugs and Substances Act (Canada) (the "CDSA") and a licence holder under the Cannabis Act.

See "General Development of the Business" and "Description of the Business" for a description of the business of each of the Company's subsidiaries and joint ventures.

The following chart illustrates the Company's corporate structure.

Notes:

*	Indicates a licence holder under the Cannabis Act.
+	Indicates a licenced dealer under the CDSA.

GENERAL DEVELOPMENT OF THE BUSINESS

The principal business of the Company is the production and sale of cannabis and cannabis products pursuant to the Cannabis Act. The Company currently offers a variety of dried cannabis strains and cannabis oils each with varying levels of Tetrahydrocannabinol ("THC"), cannabidiol ("CBD") and other cannabinoids. The Company does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018. To the extent that the Company pursues international expansion, it will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the jurisdiction and applicable Canadian regulatory and stock exchange requirements.

Three Year History

Development of Business in 2016

During the first four months of 2016, the Company primarily focussed on developing the operating procedures required to manufacture cannabis oils in order to apply to Health Canada for a supplemental sales licence allowing for the sale of cannabis oils. The supplemental sales licence was issued in July 2016. Once the Company received the licence, production began on initial cannabis oil products that became available for sale to medical clients in September 2016. During the year ended December 31, 2016, the Company cultivated its own cannabis and purchased cannabis from other licenced producers for the production of cannabis oils and dried medical cannabis sales.

The Company launched a new website and a new logo in June 2016 and re-branded its products by way of new packaging and increased social media presence and community engagement. The Company’s e-commerce ordering system was also updated, improving the efficiency of client ordering and inventory management.

In August 2016, Health Canada announced that the Access to Cannabis for Medical Purposes Regulations ("ACMPR") would replace the Marihuana for Medical Purposes Regulations ("MMPR") as the regulations governing Canada’s medical cannabis program. The ACMPR came into force on August 24, 2016 and provide individuals who received a medical document signed by a health care practitioner prescribing the use of medical cannabis with three options to access medical cannabis, including through a licensed producer (a “Licensed Producer”) under the ACMPR.

On November 7, 2016, the Company received a renewal of its licence (the “ACMPR Licence”) from Health Canada under the ACMPR.

Transactions with Sciences in 2016

In March 2016, the Company and Emerald Health Sciences Inc. ("Sciences"), a control person of the Company, agreed to convert outstanding debt in the aggregate amount of $1,392,796 owed by the Company to Sciences as of February 26, 2016 (the date Sciences agreed to the conversion of the debt) into 8,097,651 Common Shares at a deemed price of $0.172 per share (the “May Shares for Debt Transaction”). Such debt consisted of $1,374,808 in loans from Sciences to the Company and $17,988 outstanding for services provided by Sciences to the Company including accrued interest. The May Shares for Debt Transaction closed on May 12, 2016.

In August 2016, the Company and Sciences announced a private placement (the “August 2016 Private Placement”) of an aggregate of 4,077,687 units of the Company at a price of $0.205 per unit, for gross proceeds of $835,926. Each unit was comprised of one Common Share and one Common Share purchase warrant with each warrant entitling the holder to acquire an additional Common Share for a period of 24 months at an exercise price of $0.27. The August 2016 Private Placement closed on September 21, 2016.

Also in August 2016, the Company and Sciences agreed to convert additional outstanding debt in the aggregate amount of $921,465 owed by the Company to Sciences as of August 5, 2016 (the date Sciences agreed to the conversion of the debt) into 4,494,955 Common Shares at a deemed price of $0.205 per share (the “September Shares for Debt Transaction”). Such debt consisted of $921,465.17 for loans from Sciences including accrued interest. The September Shares for Debt Transaction closed on September 21, 2016.

On August 7, 2016, Mr. David Raffa resigned as a director of the Company and the directors appointed Mr. Bob Rai to fill the vacancy left by Mr. Raffa’s resignation. Sciences concurrently reached an agreement to purchase 4,407,708 Common Shares from Mr. Raffa (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, Sciences acquired ownership of 2,203,854 Common Shares on September 15, 2016 at a price of $0.29 per share and 2,203,854 Common Shares on October 26, 2016 at a price of $0.31 per Common Share.

On November 16, 2016, the Company completed a private placement (the “November Private Placement”) of 4,411,764 units of the Company at a price of $0.68 per unit to Sciences. Each unit was comprised of one Common Share and one Common Share purchase warrant with each warrant entitling the holder to acquire an additional Common Share at a price of $0.85 per Common Share for a period of five years from the closing date.

The Company entered into a non-binding letter of intent on November 28, 2016 with a corporation controlled by Avtar Dhillon, MD, the President and Executive Chairman of the Company, to lease at current market rates up to 32 acres of Agricultural Land Reserve lands in Richmond, British Columbia, on which the Richmond Facility (as defined below) will be located, for the purposes of expanding its operations and growing capability.

Development of Business in 2017

On January 25, 2017, the Company filed a final short form base shelf prospectus (the “2017 Base Shelf Prospectus”) in, and was receipted by, each of the provinces of Canada, except Quebec. The 2017 Base Shelf Prospectus qualified the issuance of up to $50,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2017 Base Shelf Prospectus remained effective.

The ACMPR Licence was amended to permit the sale of cannabis seeds by the Company on February 2, 2017.

In February 2017, the Company completed a bought deal offering of units of the Company with Dundee Capital Partners (“Dundee”), as underwriter, pursuant to a prospectus supplement to the 2017 Base Shelf Prospectus (the “February Prospectus Offering”). Each unit consisted of one Common Share and one-half of one warrant. Each such whole warrant entitled the holder thereof to acquire one Common Share at a price of $2.00 per Common Share for a period of 24 months following the closing of the February Prospectus Offering, subject to acceleration. The February Prospectus Offering closed on February 10, 2017 (including exercise in full of the over-allotment option) and the Company issued 10,235,000 units, comprised of 10,235,000 Common Shares and 5,117,500 warrants for gross proceeds of $13,817,250. In addition, the Company issued to Dundee 307,050 compensation options exercisable into units at $1.35 per unit for a period of twenty-four months.

On March 1, 2017, the Company commenced a lease for office space located near the Victoria Facility (as defined below). The lease had an initial one-year term to February 28, 2018 and the Company exercised its option to renew for an additional two-year term to February 2020. The Company received a Health Canada licence for these premises and relocated its client services team in October 2017. This facility also houses certain administration functions of the Company.

In April 2017, the Company completed a bought deal offering of units of the Company with Eight Capital (“Eight Capital”), as underwriter, pursuant to a prospectus supplement to the 2017 Base Shelf Prospectus (the “April Prospectus Offering”). Each unit consisted of one Common Share and one-half of one warrant. Each such whole warrant entitled the holder thereof to acquire one Common Share at a price of $2.60 per Common Share for a period of 24 months following the closing of the April Prospectus Offering, subject to acceleration. The April Prospectus Offering closed on April 20, 2017 and the Company issued an aggregate of 14,635,100 Common Shares and 7,572,750 warrants for gross proceeds of $27,123,423. In addition, the Company issued to Eight Capital 439,053 compensation options exercisable into units at $1.85 per unit for a period of twenty-four months.

In May 2017, the Company entered into a thirty-year agreement to lease the Richmond Facility at a market rate of $320,000 per year (the "Richmond Lease Agreement").

Also in May 2017, the board of directors of the Company (the "Board") approved the adoption of a new Omnibus Incentive Plan (the “Incentive Plan”), which was approved by the shareholders in June 2017. The Incentive Plan replaced the stock option plan that was previously approved by the shareholders (the “Previous Plan”). Options granted under the Previous Plan will remain outstanding and governed by the terms of the Previous Plan. Under the Incentive Plan, the following types of awards can be issued: stock options, share appreciation rights, restricted share units and other performance awards.

On June 6, 2017, the Company announced that it had entered into a definitive agreement with Village Farms to form the Joint Venture for large-scale, high-quality, low-cost cannabis production. Under the terms of the agreement, Village Farms contributed a 1.1 million-square foot (25-acre) greenhouse facility located on a 50-acre parcel of land in Delta, British Columbia (with ancillary buildings) (the “Delta 3 Facility”). The Company agreed to contribute an aggregate of $20 million in cash, which has been advanced in full.

On June 12, 2017, the Common Shares began trading on the OTCQX under the ticker symbol “TBQBF”. The ticker symbol was subsequently changed on July 10, 2017 to “EMHTF”.

On July 13, 2017, the Company filed an amended and restated short form base shelf prospectus (the “Amended Base Shelf Prospectus”) increasing the total amount of securities qualified under the 2017 Base Shelf Prospectus up to $150,000,000.

On October 2, 2017, Bin Huang resigned from her position as the Company’s Chief Executive Officer and the Company appointed Chris Wagner as her replacement.

Effective October 5, 2017, the Company amended and restated the amended and restated independent contractor agreement (the “Second Amended and Restated ICA”), dated September 12, 2017 with Sciences, a control person of the Company, pursuant to which Sciences agreed to provide services, as requested by the Board. The Company agreed to pay a fixed monthly fee of $200,000 to Sciences for the services. This agreement has been subsequently amended and restated effective January 1, 2018.

On November 17, 2017, the Company acquired a 53% interest in Avalite, a licensed dealer under the provisions of the CDSA for a purchase price of $2,500,000 in cash paid on closing.

In November 2017, the ACMPR Licence was renewed (the "Renewed Licence") for a two-year period ending November 8, 2019 (the “Licence Period”). The Renewed Licence superseded and replaced the previous licences, including the ACMPR Licence, granted to the Company under the MMPR and the ACMPR.

On November 20, 2017, the Company’s Chief Financial Officer, Sandra Pratt resigned and the Company appointed Robert Hill as her replacement.

On December 20, 2017, the Company accelerated the expiry date of the warrants issued under the February Prospectus Offering to January 19, 2018.

Development of Business in 2018

Effective January 1, 2018, the Company amended and restated the Second Amended and Restated ICA (the “Third Amended and Restated ICA”) with Sciences, a control person of the Company, pursuant to which Sciences agreed provide to the Company certain services relating to, among other things, corporate administration and strategy, facility management and construction, business development, human resources and scientific advisory and technical advice. The Company agreed to pay a fixed monthly fee of $350,000 to Sciences for the services.

On January 5, 2018, the Company accelerated the expiry date of the warrants issued under the April Prospectus Offering to February 5, 2018.

On January 9, 2018, the Company completed a prospectus offering of 3,000,000 units of the Company at a price of $5.00 per unit with a single Canadian institutional accredited investor (the “Investor”) (the “January Prospectus Offering”) pursuant to a prospectus supplement to the Amended Base Shelf Prospectus. Each unit was comprised of one Common Share and one Common Share purchase warrant with each warrant exercisable into one Common Share at a price of $6.00 per share for a period of 36 months from the date of issuance. The January Prospectus Offering was completed without the involvement of an underwriter. The Investor also concurrently purchased 2,000,000 Common Shares from Sciences, a control person of the Company, at a price of $5.00 per share.

On January 28, 2018, the Company and DMG Blockchain Solutions Inc. signed a non-binding letter of intent to form a joint venture, to be named CannaChain Technologies Inc., for the purpose of developing a foundational blockchain-based supply chain management system and e-commerce marketplace for the legal cannabis industry.

On January 30, 2018, the Company and Namaste Technologies Inc. (“Namaste”) signed a non-binding letter of intent whereby the Company and Namaste proposed to enter into a definitive agreement to collaborate on strategic business opportunities worldwide and develop a fully integrated e-commerce platform to serve as a retail channel for the Company’s patients.

On January 31, 2018, the Company filed a second amended and restated base shelf prospectus (the “Second Amended Base Shelf Prospectus”) increasing the total amount of securities qualified under the Amended Base Shelf Prospectus to $250,000,000. The Second Amended Base Shelf Prospectus also qualified the sale of securities of the Company pursuant to a secondary offering.

On February 8, 2018, the Company completed a prospectus offering of 3,000,000 units of the Company at a price of $6.00 per unit with the Investor pursuant to a prospectus supplement to the Second Amended Base Shelf Prospectus (the "February 2018 Prospectus Offering"). Each unit was comprised of one Common Share and one Common Share purchase warrant with each warrant exercisable into one Common Share at a price of $7.00 per share for a period of six months from the date of issuance. The February 2019 Prospectus Offering was completed without the involvement of an underwriter. The Investor also concurrently purchased 2,000,000 Common Shares from Sciences, a control person of the Company, at a price of $6.00 per share. The Investor exercised in full the warrants issued in connection with the January Prospectus Offering within three days of the completion of the February Prospectus Offering.

On March 5, 2018, the Joint Venture was issued a cultivation licence by Health Canada under the ACMPR for the Delta 3 Facility.

Between March 2018 and August 2018 the Company filed 17 provisional US patent applications covering, among other things, the Company's unique Defined Dose cannabis dosage forms and formulations. The applications have not yet been approved and the Company has no indication as to when or if they will be approved.

On April 17, 2018, the Company entered into a binding agreement with EHB , EHN, GAB Innovations, Inc. and Dr. Gaetano Morello, a director of Sciences, a control person of the Company, with respect to the formation of the business and operations of EHN. EHN holds the exclusive Canadian distribution rights for EHB's endocannabinoid-supporting nutritional products (the “Endocannabinoid Supplement Portfolio”), which consist of nutritional supplements that use non-cannabis, non-psychoactive plant-based bioactive compounds to support the body's endocannabinoid system. EHB is a partially-owned subsidiary of Sciences and EHB is therefore a related party of the Company.

On April 30, 2018, the Company entered into a supply agreement with the Joint Venture whereby the Company agreed to purchase 40% of the Joint Venture's cannabis production in 2018 and 2019.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and its affiliate Verdélite Holdings for consideration of $90 million, subject to adjustment, payable 50% in cash and 50% in Common Shares. The Company paid $22.5 million in cash upon closing and $45 million of the purchase price was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares will be held in escrow until May 1, 2019, pursuant to an escrow agreement. An additional $22.5 million in cash is payable by the Company to the vendors on May 1, 2019. The acquisition was not considered significant as defined in National Instrument 51-102.

On April 24, 2018, a statement of claim (the "Claim") was served on Verdélite and its former shareholders by Pivot Pharmaceuticals Inc. ("Pivot"), a party with whom Verdélite and its former shareholders had previously entered into a non-binding letter of intent with respect to a potential sale of Verdélite. The Claim sought to recover $72.4 million in damages for loss of profits allegedly suffered as a result of the bad faith and lack of cooperation of Verdélite and its shareholders in the negotiations surrounding the contemplated acquisition by Pivot of Verdélite. On January 30, 2019, the Company announced that Verdélite had entered into a release, discharge and transaction agreement (the "Settlement Agreement") settling the claims made by Pivot against Verdélite and its former shareholders. Pursuant to the Settlement Agreement, the Claim against Verdélite has been discharged without Verdélite making any payment or providing any compensation to Pivot.

On May 15, 2018, the Company exercised its right to purchase additional common shares of Avalite for $2.75 million, increasing its ownership stake of Avalite from 53% to 65%.

On July 24, 2018, the Company signed a non-binding memorandum of understanding (the "MOU") with the British Columbia Liquor Distribution Branch ("BCLDB") to supply cannabis products to the BCLDB to serve the non-medical market throughout the province from the date the Cannabis Act came into force. The MOU is in BCLDB's standard form. Pursuant to the MOU, the Company has agreed to make 1,086 kg of cannabis products available for purchase by the BCLDB if the BCLDB elects to purchase cannabis products from the Company.

As of August 2018, the Company determined that it would no longer pursue the formation of CannaChain Technologies Inc., its proposed joint venture with DMG Blockchain Solutions Inc.

On August 8, 2018, the Company signed a non-binding term sheet to form a strategic alliance with Factors R&D Technology, Inc. ("FTI"), a division of Factors Group of Nutritional Companies Inc. Pursuant to the term sheet, FTI has agreed to provide to the Company pharmaceutical-grade, industrial-scale manufacturing capacity as well as expertise in GMP-level extraction, softgel production, and packaging focused on the emerging market opportunities for medicinal cannabis in Canada and internationally. Further, the term sheet provides that FTI will be issued shares of EHN representing 25% of EHN's issued share capital. The parties agreed to use their best efforts to enter into a definitive agreement within 60 days of the execution of the term sheet. However, the definitive agreement is quite complex, and the parties remain engaged in negotiations regarding the draft and finalization of the definitive agreement.

On August 15, 2018, the Company acquired the remaining shares of Avalite for a purchase price of $2,000,000 in cash and 1,093,938 Common Shares. The transaction increased the Company's ownership of Avalite from 65% to 100%.

On September 26, 2018, the Company announced that it has agreed to purchase from Emerald Health Hemp Inc. ("EHH") CBD-containing hemp biomass for extraction into CBD oil pursuant to a supply agreement between the Company and EHH. The supply agreement (the "Hemp Supply Agreement") is for four years (five harvests) with an option to extend for an additional two years. Five hundred acres of hemp was harvested in October 2018 by EHH from farms located in Manitoba and Prince Edward Island and one thousand acres is expected to be harvested by EHH in each subsequent year of the agreement. CBD yield from the 2018 harvest has yet to be determined, pending analysis and extraction. EHH is a wholly-owned subsidiary of Sciences, a control person of the Company, and EHH is therefore a related party of the Company.

In October 2018, the Company entered into a research agreement (the "Research Agreement") with Emerald Health Biotechnology España S.L.U. (formerly, VivaCell Biotechnologies Spain S.L.U.) ("EH Spain"), a company focused on cannabis research, pursuant to which EH Spain agreed to provide contract research organization services to the Company to elucidate the mechanism of action of proprietary formulations and dosage forms that the Company is developing. EH Spain is a wholly-owned subsidiary of Sciences, a control person of the Company, and EH Spain is therefore a related party of the Company.

As of October 2018, the Company determined that it would no longer pursue the development of the e-commerce platform in partnership with Namaste Technologies Inc. as described in its press release of January 30, 2018.

On October 17, 2018, the Cannabis Act came into force, legalizing the recreational use of cannabis by adults. When the Cannabis Act came into force, the Renewed Licence and other licences held by the Company which were issued under the ACMPR were deemed to be their functionally equivalent licences under the Cannabis Act (the "Licences"). See "Description of Business – Licences" for a description of the Licences held by the Company.

On November 28, 2018, the Company announced that Avtar Dhillon, MD, the Company's Executive Chairman, was appointed President of the Company and the Company's Chief Executive Officer, Chris Wagner, had stepped down.

On December 3, 2018, the Company announced a prospectus offering with the Investor (the "December 2018 Offering") and on December 7, 2018, the Company closed the December 2018 Offering by issuing 4,000,000 Common Shares to the Investor at a price of $2.70 per share for aggregate gross proceeds of $10,800,000.

On December 4, 2018, the Company announced that EHN had received product licences and natural product numbers from Health Canada to sell the Endocannabinoid-Supplement Portfolio in Canada.

Development of Business in 2019

On January 10, 2019 the Company closed its acquisition of 51% of EHN and EHB granted EHN the exclusive Canadian distribution rights to the Endocannabinoid-Supplement Portfolio in exchange for 49% ownership of EHN. Sciences is a control person of the Company. On January 10, 2019, the Company also announced the resignation of Chris Wagner as a director of the Company.

On January 15, 2019, the Company announced a secondary offering of 2,800,000 Common Shares by Sciences, a control person of the Company, which closed on January 16, 2019. After completion of the secondary offering, Sciences held approximately 28.6% of the Common Shares on a fully-diluted basis.

On February 5, 2019, the Company announced that it had entered into a binding licence agreement with Indena S.p.A. ("Indena"), an arm's length party, pursuant to which Indena granted the Company a perpetual exclusive licence for the use in Canada of Indena's CBD-extraction technology, and agreed to contract manufacturing services to the Company for CBD extraction. The Company has agreed to pay Indena a license fee of €450,000 (payable in two tranches of €250,000 and €200,000, respectively). The first payment is not payable until a definitive agreement has been entered into and the second payment is not payable until certain technological information has been transferred to the Company. The parties expect to enter into a definitive agreement upon completion of ongoing negotiations.

On February 8, 2019, the Company announced that the Joint Venture had been informed by the Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (the "OCS"), Ontario's online cannabis retailer, that it had been selected to supply the OCS with Pure Sunfarms-branded cannabis products for the non-medical market in the Province of Ontario.

On February 13, 2019, the Company announced that the Joint Venture had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a $20 million secured non-revolving term loan (the "Credit Facility"). The Joint Venture intends to use the funds available under the Credit Facility to finance the final costs of converting the Delta 3 Facility for cannabis production, the vast majority of which was completed in January 2019. The funds available under the Credit Facility may also be used by the Joint Venture for general corporate purposes. The Credit Facility, which matures on February 7, 2022, is secured by the Delta 3 Facility, and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility but has provided a limited guarantee in the amount of $10 million in connection with the Credit Facility. The Joint Venture has drawn the Credit Facility in full.

On March 13, 2019, the Company filed a final short form base shelf prospectus (the “2019 Base Shelf Prospectus”) in each of the provinces of Canada. The 2019 Base Shelf Prospectus qualifies the issuance and secondary sale of up to $150,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2019 Base Shelf Prospectus remains effective.

On March 14, 2019, the Company announced that it had fulfilled its first purchase order of cannabis products from the OCS.

On March 27, 2019, the Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”). In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution.

On March 29, 2019, the Company announced that it had fulfilled its first purchase order of cannabis from Yukon Liquor Corporation, signed a sales agreement with Alberta Gaming, Liquor and Cannabis and became registered by the Saskatchewan Liquor and Gaming Authority to supply cannabis to the Saskatchewan market.

On April 1, 2019, the Company announced that the Joint Venture had exercised its option to acquire from Village Farms a second 1.1 million square foot greenhouse (“Delta 2 Facility”) adjacent to the Delta 3 Facility in Delta, British Columbia. In connection therewith, the Company has agreed to advance a further $25 million to the Joint Venture in tranches as and when required, of which $2.5 million was advanced on April 1, 2019. The Company also entered into an agreement (the "JV Supply Agreement") with the Joint Venture to purchase 25% of its aggregate cannabis production from the Delta 2 Facility and the Delta 3 Facility in 2020, 2021 and 2022.

On April 3, 2019, the Company announced it had signed a letter of intent to supply cannabis to the Société Québécoise du Cannabis ("SQDC"). Under the agreement, the Company will supply cannabis to the SQDC from the Verdélite Facility (as defined below), as well as from its 50%-owned joint venture, Pure Sunfarms, in Delta, British Columbia. The Company anticipates fulfilling its first supply order in the second quarter of 2019.

On April 8, 2019, the Company announced that its Verdélite Facility had received its standard processing licence from Health Canada, allowing Verdélite to extract, manufacture, synthesize, test and sell cannabis products, in addition to its right to cultivate and sell cannabis flowers.

DESCRIPTION OF BUSINESS

General Description of the Business

Licences

The Company holds licences from Health Canada under the Cannabis Act to produce and sell cannabis products in accordance with applicable laws in Canada. When the Cannabis Act came into force on October 17, 2018, the Company's licences, which were issued under the ACMPR, were deemed to be their functionally equivalent licences under the Cannabis Act. The Company currently indirectly holds a number of Licences through its wholly-owned direct and indirect subsidiaries, the Operating Subsidiary, Verdélite and Avalite, as well as others which are held by the Joint Venture. The Licences held by the Operating Subsidiary permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds; the Licence held by Verdélite permits it to cultivate, extract, manufacture, synthesize, test and sell cannabis; the Licence held by Avalite permits it to process cannabis and produce cannabis oil; and the Licences held by the Joint Venture permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds, all in accordance with the terms and conditions specified in the applicable Licence and the Cannabis Act. Particulars of the Licences are set out in the table below.

Licence Holder	Location	Licence Held	Authorized Products for Sale in Some Capacity	Applications Submitted	Original Date of Licensing	Date of Amendment of Licence	Expiration Date of Licence	Application Status
Emerald Health Therapeutics Canada, Inc.	Victoria, BC	Standard Cultivation	Plants/Seeds/Dried/Fresh Cannabis and Cannabis oil	—	February 5, 2014	November 9, 2018	November 8, 2019	—
		Standard Processing						—
		Sale for Medical Purposes						—
		—	—	To amend licence (to expand licensed facility)	—	—	—	Submitted January 18, 2019; pending approval
Emerald Health Therapeutics Canada, Inc. (2nd Site)	Victoria, BC	Sale for Medical Purposes	Cannabis products	—	October 6, 2017	November 10, 2018	October 6, 2020	—
		—	—	Standard Cultivation	—	—	—	Submitted March 1, 2019; pending approval
		—	—	Standard Processing	—	—	—	Submitted March 1, 2019; pending approval
Emerald Health Therapeutics Canada, Inc. (3rd Site)	Richmond, BC	—	—	Standard Cultivation	—	—	—	Submitted January 16, 2019; pending approval
Verdélite Sciences, Inc. (formerly Agro-Biotech Inc.)	Saint-Eustache, QC	Standard Cultivation	Plants/ Seeds to provinces/ territories	—	January 12, 2018	November 8, 2018	January 12, 2021	—
		Standard Processing	—	—	April 5, 2019	—	January 12, 2021	—
		—	—	To amend licence (to expand licensed facility)	—	—	—	Submitted April 11, 2019; pending approval
Avalite Sciences Inc. (formerly Northern Vine Canada Inc.)	Langley, BC	Standard Processing	—	—	January 17, 2019	January 17, 2019	January 17, 2020	—
		Dealer's Licence[1]	—	—	September 22, 2016	N/A	December 31, 2019	—
		Analytical Testing	—	—	January 17, 2019	—	January 17, 2020	—
		Research	—	—	February 8, 2019	—	December 31, 2019	—
	Saint-Eustache, QC	—	—	Analytical Testing	—	—	—	Submitted March 25, 2019; pending approval

Licence Holder	Location	Licence Held	Authorized Products for Sale in Some Capacity	Applications Submitted	Original Date of Licensing	Date of Amendment of Licence	Expiration Date of Licence	Application Status
Pure Sunfarms Corp.	Delta, BC	Standard Cultivation	Plants/ Seeds to provinces/ territories	—	March 2, 2018	March 11, 2019	March 2, 2021	—
		—	—	Standard Processing	—	—	—	Submitted December 18, 2018; pending approval
Emerald Health Naturals Inc.	Kelowna, BC2	—	—	Standard Processing	—	—	—	Submitted October 16, 2018; pending approval
		—	—	Sale for Medical Purposes	—	—	—	Submitted October 16, 2018; pending approval

Notes:

1 Indicates a licenced dealer under the CDSA.

2 The Company is working with FTI to obtain this licence.

Facilities

•	Verdélite. Verdélite operates an 88,000 square foot facility in Saint–Eustache, Quebec (the "Verdélite Facility", which is owned by Verdélite Holdings and is expected to be in full production by mid-2019. The Company has budgeted $13 million for the completion of the facility, of which $9.3 million has been spent to date installing partitioning walls, HVAC, electrical, plumbing, environmental control and security systems, processing areas, to prepare it for cultivating and processing cannabis in compliance with the requirements of the Cannabis Act.

•	Delta 3 Facility. The Joint Venture owns and operates the Delta 3 Facility. The Joint Venture's cultivation licence currently permits it to produce cannabis in approximately 1.03 million square feet of the facility. The Joint Venture has incurred approximately $58 million in expenses upgrading and retrofitting the Delta 3 Facility, removing tomato growing equipment and fixtures and installing partitioning walls, HVAC, electrical, plumbing, environmental control and security systems, nursery structures, processing areas, a vault, and shade systems to prepare it for cultivating and processing cannabis in compliance with the requirements of the Cannabis Act. The facility is substantially complete now.

•	Delta 2 Facility. The Joint Venture owns and operates the 1.1-million square foot Delta 2 Facility, which is adjacent to the Delta 3 Facility. Planning and procurement for the Delta 2 Facility and the Joint Venture's applications for licensing under the Cannabis Act are under process. The Joint Venture has incurred approximately $1.7 million in expenses to upgrade the electrical infrastructure supplying the Delta 2 Facility. The total budget to complete the facility is approximately $60 million and will be spent upgrading and installing electrical, plumbing, environmental control and security systems, and shade systems to prepare it for cultivating cannabis in compliance with the requirements of the Cannabis Act.

•	Avalite. Avalite owns and operates a 3,742 square foot facility located in Langley, British Columbia at which chemical analyses and testing of cannabis products is conducted.

•	Victoria. The Company leases 16,000 square feet of mixed-use space in Victoria, British Columbia with approximately 500 square feet of cultivation area (the "Victoria Facility") with the balance dedicated to laboratory and packaging activities and the Company's national call centre for customer service.

•	Richmond. The Company is constructing a 156,000 square foot facility in Richmond, British Columbia (the "Richmond Facility"). Construction commenced in May 2017. The Company estimates that it will incur a total of $20 million, of which approximately $15 million has been spent to date, installing partitioning walls, HVAC, electrical, plumbing, environmental control and security systems, nursery structures, processing areas, a vault, and shade systems to prepare it for cultivating and processing cannabis in compliance with the requirements of the Cannabis Act. Approximately $5 million of additional construction costs are expected to be incurred by the Company to complete the facility. The facility is expected to be substantially complete by June 30, 2019.

Regulatory Framework

The Cannabis Act and related federal and provincial legislation (collectively, "Cannabis Legislation") came into force on October 17, 2018, thereby legalizing the sale of cannabis for adult recreational use, and replacing the ACMPR and the CDSA, as the governing legislation on the production, sale and distribution of cannabis. The ACMPR was repealed on the same day.

The Cannabis Legislation establishes the regulatory framework and licensing scheme for production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession disposal of and access to cannabis for both recreational and medical cannabis. The Cannabis Act also regulates access to cannabis for medical purposes. The various regulations provide the more detailed rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders.

Products of the Company

The Company currently offers a variety of dried cannabis strains, pre-rolls and cannabis oil products each with varying levels of THC and CBD in both the Canadian adult-use and medical-use markets.

The Company currently sells dried cannabis and cannabis oils through to its medical patients. It currently has eight cannabis oil products in production, including: THC acid (THCA Indica and THC Sativa) oils, THC oil, two different strength THC oils, two different strengths of oils containing both THC and CBD, and two different strengths of oils containing primarily CDB oil. The cannabis oils are whole plant extracts that deliver the benefits of cannabinoids orally. The Company also offers compassion pricing to clients who have annual incomes of $30,000 or less or who are classified by their physician as palliative.

Following the legalization of cannabis in Canada, the Company started selling dried cannabis and pre-rolls to the adult use market. The Company produces approximately six strains from its own genetics, which are available at different times, subject to growing cycles. The Company expects to launch a new high potency CBD formulation called Sync 25 Cannabis Oil which it anticipates will be available in May 2019. Sync 25 represents one of the many cannabis oil offerings the Company intends to launch in order to meet a growing demand for cannabis oil products.

Sales to the recreational market commenced on October 17, 2018. During the fourth quarter of 2018, the Company had gross revenue from the sales of cannabis products of approximately $1,131,853 of which 67% was derived from the wholesale market and 33% was derived from the medical market.”

Operations

The Company’s primary operations consist of:

(a)	production of cannabis for the purpose of sale, production of cannabis oils and research and development;

(b)	sale of medical products through an online secure customer portal and non-medical products directly to provincial and territorial governments and private retail stores (where permitted);

(c)	registration, sales and customer service by way of its online secure customer portal and telephone;

(d)	research and development related to the characterization of cannabis strains, new product formulations and delivery systems;

(e)	extraction of cannabis oils; and

(f)	sourcing, quality control verification and purchase of wholesale dried cannabis and cannabis oils from other Licensed Producers.

Distribution

The Company distributes its recreational cannabis products in accordance with applicable federal and provincial regulatory frameworks. The Company's recreational products are available in Ontario, British Columbia, Alberta, Saskatchewan, Newfoundland and Labrador and the Yukon and the Company has entered into supply agreements with the applicable government-owned distributors of each of those provinces/territories.

The Company also continues to distribute its medical cannabis products directly to its customers. The Company currently has more than 3,000 registered medical clients for its medicinal products. Any cannabis or cannabis extracts sold or provided directly to medical clients must be delivered through secure shipping only and include a means of tracking the package during transit. The Company ships all products discretely to Clients through Purolator and Canada Post in accordance with current regulations. Medical clients order from the Company primarily through the Company’s secure online customer portal and through telephone ordering with the Company’s customer service team.

Storage, Security and Quality Control

Storage is a very important aspect of maintaining the integrity and quality of cannabis. The environment needs to be controlled. The Company is sensitive to the environmental conditions that may negatively impact product quality and stores its finished product in a secure area with environmental controls, including controls for heat, light, temperature and humidity to preserve product quality and minimize the risk of deterioration. The Company's ability to control aspects of the environment within the storage facility allow the Company to maintain the quality of its products.

In addition, the Company's facilities meet the following prescribed security requirements for its sites and storage areas:

(a)	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the "Key Areas");

(b)	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

(c)	there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

(d)	records are kept of every person entering and exiting the Key Areas;

(e)	there are physical barriers preventing unauthorized access to Key Areas; and

(f)	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada conducts ad hoc, unscheduled site inspections of licensed producers. The Company has consistently responded to and complied with all requests from Health Canada resulting from these inspections within the time frames indicated in such requests. The Company is continuously reviewing and enhancing its operational procedures at its facilities. The Company follows all regulatory requirements in response to inspections in a timely manner. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. The Company has not been required to recall distributed product.

The Cannabis Act also requires that certain individuals associated with a licensee, such as directors, officers, large shareholders and individuals identified by the Minister of Health (the "Minister"), obtain security clearances with Health Canada. The Minister grants security clearances if the Minister determines that the applicant does not pose an unacceptable risk to public health or public safety. The Minister may refuse to grant security clearance to individuals with associations to organized crime or with past criminal convictions. Individuals with a record of non-violent, lower-risk criminal activity may still be granted security clearance at the discretion of the Minister. Security clearances granted under the ACMPR are also considered to be valid security clearances under the Cannabis Legislation.

A cannabis tracking system was also established by ministerial order, and came into effect on October 17, 2018. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. Under the tracking system licence holders are required to submit monthly reports to the Minister relating to inventory of its recreational and medical cannabis products.

The Company understands the importance placed upon adhering to "Good Production Practices", which were previously mandated by the ACMPR and continues under the Cannabis Legislation. These practices relate to the premises for and production of cannabis, as well as the equipment, sanitation program, standard operating procedures, recall, and quality assurance personnel required to operate in these regulations. The Company currently employs quality assurance persons with appropriate training, experience, and technical knowledge to assure the quality of the Company's products. All of the Company's procedures required for Good Production Practices have been outlined for all personnel as standard operating procedures. New employees undergo a training program in which they receive training on the appropriate implementation of these procedures.

For the purposes of product quality and traceability, the Company tracks each "lot or batch" (a specific strain of cannabis that is initiated for production at one time, either by seed or clonal propagation) using a unique lot or batch number, via electronic and paper based systems. Furthermore, the lot or batch number is used in all sales transactions, and as such serves as an identifier to rapidly initiate recall reporting.

Final dried cannabis that meets all quality requirements of the Cannabis Legislation is packaged, labeled and stored within the climate-controlled secure area. Cannabis extract that meets quality requirements is packaged, labeled and also stored in a climate-controlled, secure area. All product is tested according the requirements of the Cannabis Legislation, including but not limited to potency, microbiological and chemical contamination, heavy metals, residues of solvents (for cannabis oil) and pesticide contamination using validated methods. Only products that meet the acceptance criteria in compliance with the Cannabis Regulations are released for sale.

The Company has implemented a rigorous process to maintain a sanitary environment for the cultivation of cannabis, which includes: a sanitation program and procedures for personnel hygiene, behaviour, clean zone gowning and entry/exit into the controlled areas, the use of materials such as stainless steel to allow for effective cleaning and sanitation and regularly scheduled surface, room and drain sanitization.

Specialized Skill and Knowledge

Knowledge with respect to cultivating and growing cannabis is important to the cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, each processing batch is subjected to testing against quality specifications set for activity and purity.

The Company has recruited a cultivation team with specialized skill sets unique to indoor agricultural cultivation and growing cannabis. The Company’s management team has extensive indoor cannabis production experience since the implementation by Health Canada of the Medical Marihuana Access Regulations. The Company’s advisors, senior management and management include molecular biologists, geneticists and plant biologists who collectively have extensive expertise in large-scale agriculture with crops other than cannabis.

Reporting Requirements

Licence holders have extensive reporting obligations under the Cannabis Legislation and under the specific terms of the licences they hold.

The following are some of the reporting requirements of licensees under the Cannabis Legislation:

(a)	record of key investors – a "key investor" is a person who exercises, or is in a position to exercise, control over the licensee;

(b)	notice of new products – before making a product available for sale that is distinct from other products sold by the licence holder, the licensee must provide notice to Health Canada;

(c)	reporting of information on promotional activities, including expenditure on promotion, and description of the type of promotion;

(d)	inventory reporting into the Cannabis Tracking and Licencing System;

(e)	reporting of theft or loss of cannabis;

(f)	reporting of voluntary recalls; and

(g)	reporting of serious adverse reactions to a cannabis product.

In addition to general reporting requirements, the Licences require that the Company makes a report of information including, but not limited to, the following to the Office of Controlled Substances of Health Canada on a monthly basis:

(a)	the total amount of dried cannabis (in kgs) and cannabis oil produced in the reporting period;

(b)	the total amount of dried cannabis (in kgs) and cannabis oil sold or transferred to the following during the reporting period:

(i)	clients;

(ii)	other License Holders; and

(iii)	provinces/territories;

(c)	the number of clients who had a valid registration on the last day of the previous month;

(d)	the number of clients who, in the previous month, had their medical document transferred to another holder of a licence for sale or returned to them at their request or at the request of a named responsible adult;

(e)	in respect of the medical documents that formed the basis for registrations that were valid on the last day of the previous month:

(i)	the average daily quantity of dried cannabis, expressed in grams,

(ii)	the median daily quantity of dried cannabis, expressed in grams, and

(iii)	the highest daily quantity of dried cannabis, expressed in grams;

(f)	the number of applicants whom the holder refused to register during the previous month, including the number of them who were refused for each of the following reasons:

(i)	the application was incomplete,

(ii)	the holder had reasonable grounds to believe that false or misleading information was, or false or falsified documents were, provided in, or in support of, the application, and

(iii)	the medical document or registration certificate that formed the basis for the application was not valid;

(g)	the number of purchase orders referred to in subsection 289(1) that the holder refused to fill during the previous month, including the number of them that were refused for each of the following reasons:

(i)	the purchase order was incomplete,

(ii)	the client’s registration had expired or been revoked,

(iii)	the purchase order specified cannabis products, other than cannabis plants or cannabis plant seeds, in respect of which the quantities of cannabis exceeded the equivalent of 150 g of dried cannabis, and

(iv)	the cannabis product specified in the purchase order was unavailable;

(h)	the given name, surname, profession and business address of each health care practitioner who provided a medical document referred to in paragraph (e), together with the province in which the health care practitioner was authorized to practice their profession at the time they signed the document and the number assigned by the province to that authorization; and

(i)	the number of medical documents referred to in paragraph (d) that were signed by each health care practitioner referred to in paragraph (h).

Cannabis Market

The markets for medical and recreational cannabis products appear to be sizable and Health Canada has only issued a limited number of licences under the former ACMPR and the new Cannabis Act. The size of the Canadian cannabis industry in 2019 is estimated by Ernst & Young to currently be $6.5 billion and they forecast the market will grow to $11 billion by 20251. Going forward, the Company anticipates that the Canadian cannabis industry will see an increase in investments from sizable food, pharmaceutical, tobacco and alcohol companies as it matures. In addition, the Company anticipates that the Canadian cannabis sector will consolidate through increased merger and acquisition activity. Following the legalization of recreational adult use of cannabis in Canada, the Company believes a supply-demand imbalance exists which, in management's opinion, has created opportunities for growth for companies involved in the production, processing and sale of cannabis. Finally, the Company believes that the Canadian industry will see an increase of and reliance on supply and retail distribution agreements and that the demand for extracted products will increase significantly.

Competitive Environment

The Cannabis industry has several According to Health Canada, as of April 23, 2019 there were 173 authorized cultivation, processing and medical sales licence holders under the Cannabis Act, and as of December 31, 2018 there were 359,292 patients registered, under the ACMPR to possess and consume dried cannabis for medicinal purposes in Canada.

Of the 130 Licensed Producers, 4 are authorized to only sell to registered patients, while 70 have full medical sales, cultivation and processing licences. Of those that are authorized to sell to provincially provincially/territorially authorised distributors/retailers in the adult-use market alone, 21 have both cultivation and processing licences, while 43 have a cultivation licence only; and 5 have only a processing licence.

In addition, there are 35 licensed producers of cannabis extracts: 31 are licensed to cultivate, process and sell cannabis extracts to provincially/territorially authorised distributors/retailers and to registered patients; and four are licensed to sell cannabis extracts to registered patients alone.

The Company believes that the stringent application and compliance requirements of the Cannabis Act together with the requirements and process to obtain the requisite licences will restrict the number of new entrants to the medical cannabis market. However, the Company does believe that the number of new competitors, all vying for market share, will continue to increase.

As cannabis is largely perceived as a commodity product, there is initially little to differentiate the Company’s products in terms of unique features or benefits. The Company believes that competition in the future will be based on issues such as product quality, variety, price and client services.

Business Strategy

The Company’s current strategy is to establish secure sources of cannabis and hemp in sufficient quantity and quality to allow it to meet its product manufacturing and distribution channel requirements. To that end, the Company: (i) secured 40% of the production of the Joint Venture for 2019; (ii) approved the Joint Venture’s acquisition of the Delta 2 Facility which is expected to be operational in 2020; and (iii) secured 25% of the production from the Delta 2 Facility and Delta 3 Facility in 2020. Additionally, the Company is expecting substantial new production from its Richmond Facility and Verdélite Facility and has entered into the supply agreement noted above to acquire 500 acres of outdoor grown hemp harvested in 2019 and 1,000 acres expected to be harvested in each of the next four years.

1 https://www.ey.com/ca/en/industries/consumer-products/ey-canada-cannabis-sector-2025

Having secured large volumes of cannabis and hemp, the Company has focused on expanding its capacity to process the biomass. The Company is in the late stages of its expansion of the Verdélite Facility. The expansion includes space and equipment dedicated to packaging up to 50,000 kilograms of dried flower for retail distribution and equipment to extract cannabis oil from cannabis. Once formalized, management expects that the Company’s strategic relationship with FTI will provide (subject to completion of building modifications and receipt of Health Canada licensing) the Company with: the capacity to extract CBD and other cannabinoids from up to 1 million kilograms of hemp each year, formulate the cannabinoids, softgel encapsulate, package, label and distribute the cannabinoid formulations through FTI's Canadian sales network.

The Company is focused on expanding the number of domestic markets in which it can sell its products and has set as its objective for 2019 the securing of supply arrangements for dried flower and cannabis oil in all provinces and territories in Canada. The Company is also diversifying its revenue lines to include nutraceuticals, cosmeceuticals, and hemp protein products developed, produced and distributed by Naturals and expects to add edibles, vaporizers and concentrates following the legalization of these products in Canada, which is currently expected to occur in October 2019. The Company also intends to examine potential for international expansion activities in those jurisdictions in which cannabis may be legally distributed to increase exposure to new consumers of its products and sources of cannabinoids.

The Company also recognizes that the medical profession plays an important role in the introduction of medical cannabis to clients and continuing education of medical professionals on the product is required. In partnership with professional organizations, the Company intends to continue to communicate with medical doctors and other healthcare professionals and to provide the best education and services to these professionals.

The Company’s collection of genetic materials and established team of experts will continue to play a major role as the Company continues to build its propriety strains, products and reputation. Through its research program supported by a contribution from the National Research Council of Canada-IRAP grants, the Company has characterized the cannabinoids and terpenes profiles of its plant materials and has identified several new strains from its diverse pool of cannabis seeds. Strains with exceptionally high CBD levels are expected to allow the Company to produce CBD oils in the future with unique compositions of cannabinoids through blending. In addition to continued research and development of strains and products, the Company also plans to undertake clinical research to study the effects of its products on client health.

Protection of Intellectual Property

The Company attempts to protect its intellectual property by seeking and obtaining registered protection (inclusive of patents) where possible. The Company has filed for Canadian trademark protection for the word “Emerald” for use in connection with the Company’s business. Between March 2018 and August 2018 the Company filed 17 provisional US patent applications covering, among other things, the Company's unique Defined Dose cannabis dosage forms and formulations. The applications have not yet been approved and the Company has no indication as to when or if they will be approved. The Company is also determining what additional unregistered intellectual property for which there may be opportunities for protection. The Company reviews its options on an ongoing basis. See "Risk Factors – Intellectual Property".

Employees

As of December 31, 2018, the Company directly and indirectly employed across its various facilities a total of 113 full-time employees, no part-time or temporary employees and 7 consultants. The Company believes its relationship with its employees is good. None of the Company’s employees are represented by a labour union or subject to a collective bargaining agreement.

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment due to the high-risk nature of the Company’s business, and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities:

Reliance on Licences

The Company's ability to grow, store and sell cannabis in Canada is dependent on the Company's Licences. Failure to comply with the requirements of the Licences, or any failure to maintain the Licences would have a material adverse impact on the business, financial condition and financial performance of the Company. The Company believes it will meet the requirements of the Cannabis Act for further extensions or renewals of the Licences. However, should Health Canada not extend or renew one or more of the Licences, or should it renew a Licence on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Joint Ventures

Although the Company has certain rights pursuant to the shareholders' agreement governing the Joint Venture, the Company does not directly control the management of the Joint Venture and the Joint Venture has its own management. Success of the Joint Venture will depend, in part, on the expertise of such management. The business of the Joint Venture is itself subject to the operational and business risks inherent in the large-scale production of cannabis and to that extent, the business of the Joint Venture will be subject to many of the same business risks applicable to the Company and which are set out elsewhere in this AIF. In particular, the production and sale of cannabis at the Joint Venture's facilities in Delta, British Columbia is subject to obtaining and maintaining all necessary permits and licences. There can be no assurance that the Company and the Joint Venture will be successful in obtaining and maintaining all such permits and licences. In the event that all such licences and permits are not obtained or maintained then production or sale of cannabis by the Joint Venture may be reduced or halted entirely which would have a material adverse effect on the Company's business, results of operations and financial performance.

Pursuant to the shareholders' agreement governing the Joint Venture (the "JV SHA"), the Company has advanced $22.5 million in partial satisfaction its obligations to fund the Joint Venture and is required to advance a further $22.5 million as and when required. The Company has advanced an additional $13.0 million as a loan to the Joint Venture. The Joint Venture may require additional capital. To the extent the Joint Venture is unable to internally fund its operating requirements or expansion plans it may make additional capital calls on its shareholders. Failure by the Company to meet such a capital call could result in the Company's interest in the Joint Venture being diluted. If the Company elects to fund a capital call but Village Farms fails to do so then the Company may need to advance additional capital in order to meet the Joint Venture's needs. There can be no assurance that the Company or Village Farms will have the necessary capital resources to meet a capital call when and if made by the Joint Venture. In the event that the Joint Venture cannot raise the necessary funds from its shareholders, including the Company, it may need to raise additional funds through debt or equity financings that may be dilutive to the Company's interest in the Joint Venture. If the Joint Venture cannot obtain adequate capital to the extent required on favorable terms or at all, it may be required to scale back or halt entirely its operating or expansion plans and its business, financial condition and results of operations could be adversely affected. Disputes may arise between the Company and its joint venture partner, Village Farms, that may adversely affect the success of the Joint Venture and which would have a material adverse effect on the Company's business, results of operations and financial performance. Failure by the Company to otherwise comply with its obligations under the JV SHA may result in the Company being in default under the shareholders' agreement and could result in the Company losing some or all of its interest in the Joint Venture.

Competition

The Company faces intense competition from other companies, some of which have longer operating histories and greater financial resources, production capacity and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and financial performance of the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of legal cannabis in Canada increases, the demand for products is expected to increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and customer support. The Company may not have sufficient resources to maintain research and development, marketing, sales and customer support efforts on a competitive basis which could materially and adversely affect the business, financial condition and financial performance of the Company.

The Company's success depends in part on its ability to attract and retain customers. There are many factors which could impact the Company's ability to attract and retain customers, including but not limited to competition from other companies in the industry, the Company's ability to continually produce desirable and effective product, the successful implementation of the Company's customer-acquisition plan and the continued growth in the aggregate number of customers selecting cannabis. The Company's continued success depends in part on its ability to anticipate and respond to these changes. The success of the Company's product offering depends on a number of factors, including the Company's ability to:

(a)	accurately anticipate customer needs;

(b)	innovate and develop new products or product enhancements that meet these needs;

(c)	successfully commercialize new products or product enhancements in a timely manner;

(d)	price products competitively;

(e)	manufacture and deliver products in sufficient volumes and in a timely manner; and

(f)	differentiate products from those of competitors.

The Company also faces competition from unlicensed and unregulated market participants, including individuals or groups that produce cannabis without a license similar to that under which the Company currently produces and illegal dispensaries and black market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products at lower prices than the Company's products and with higher concentrations of active ingredients than the Company is authorized to produce and sell and using delivery methods, including edibles, concentrates and extract vaporizers, that the Company is currently prohibited from offering in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the Company's revenue, market share, result in increased competition through the black market for cannabis or have an adverse impact on the public perception of cannabis use and licensed cannabis producers and dealers.

Expansion Risks

There is no guarantee that the Company's plans to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional site licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. The Company is currently constructing a second production facility in Richmond, British Columbia which will require local government approval, licencing by Health Canada and significant investment of capital. Neither local government approval, Health Canada licencing nor the availability of capital are assured.

The Company's expansion plans will also require significant amounts of capital, including the following expenditures forecast to be made in the current fiscal year:

(a)	the Company is required to make a payment on May 1, 2019 of $22.3 million in cash to the vendors in connection with the acquisition of Verdélite and Verdélite Holdings;

(b)	the Company has budgeted approximately $3.7 million to be spent on fully completing the build-out of the Verdélite Facility;

(c)	the Company expects to incur additional costs of approximately $5 million in connection with the completion of construction at its Richmond Facility;

(d)	the Company has budgeted approximately $1.5 million to be spent on completing the Avalite analytical facility; and

(e)	the Company has budgeted approximately $25 million to be spent on completing the building of the Delta 2 Facility.

There is no guarantee that the Company will be able to obtain the necessary capital, which could result in significant delays or could prevent the Company from completing any of the foregoing activities as anticipated or at all. The failure of the Company to successfully execute its expansion strategy (including receiving required regulatory approvals and permits) could adversely affect the Company's business, financial condition and financial performance and may result in the Company failing to meet anticipated or future demand for its products, when and if it arises. See also "Additional Financing" and "Factors which may Prevent Realization of Growth Targets".

Additional Financing

The building and operation of the Company's facilities and business are capital intensive. In order to execute its anticipated growth strategy, the Company will require additional equity and/or debt financing to support on-going operations, to satisfy capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Company's growth and may have a material adverse effect upon future profitability. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. The specific terms of such future offerings, if any, would be established, subject to the approval of the board of directors of the Company, at the time of such offering and will be described in detail in at the time of any such offering. Any new equity securities issued by the Company could have rights, preferences and privileges superior to those of holders of Common Shares.

The perceived risk of dilution may negatively impact the price of the Common Shares and may cause shareholders to sell their Common Shares, which would contribute to a decline in the price of the Common Shares. Moreover, the perceived risk of dilution and the resulting downward pressure on the Company's share price could encourage investors to engage in short sales of the Common Shares, which could further contribute to progressive price declines in the Common Shares.

Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

In addition, the Company has in the past received a substantial amount of its debt financing from Sciences, a control person of the Company, pursuant to the terms of a loan agreement between the Company and Sciences. There is no guarantee that Sciences will continue to provide funds when needed by the Company or that the terms of such loan agreement will remain the same or acceptable to the Company.

Change in Laws, Regulations and Guidelines

The Company's operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, privacy, the conduct of operations and the protection of the environment. While, to the knowledge of the Company's management, the Company is currently in material compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company's operations and the financial condition of the Company.

The Cannabis Act was enacted on October 17, 2018 and the full impact of the regulatory regime thereunder remains uncertain at this time. It is likely the regulatory regime under the Cannabis Act will evolve over time and it is uncertain how Health Canada and other applicable government agencies will interpret and enforce Cannabis Legislation. Cannabis Legislation may be revised in the future and additional legislation may be adopted. If Cannabis Legislation is interpreted or enforced more strictly or is amended to be more restrictive than under the current regulatory regime, such regulatory changes could adversely affect the Company's operations, business, financial condition and financial performance.

Future changes to Cannabis Legislation may have a materially adverse impact on the Company including, but not limited to:

(a)	restrictions on the Company's ability to run its business as it currently operates or the imposition of restrictions on licence holders under the Cannabis Act, including restrictions on the products that may be produced or made available by licence holders, restrictions on strains (including restrictions on potency) and types of products (oil, resin, concentrates, edible products containing cannabis extracts), and additional restrictions on advertising of the Company's products;

(b)	reduction of barriers to entry for new entrants to the industry, some of whom may have more financial resources and marketing expertise than the Company;

(c)	the imposition of restrictions on distribution which would impact the Company's ability to sell its products;

(d)	limitations on the types of customers the Company can sell to (for example, age restrictions) or the amount of product that purchasers may buy, any of which may reduce the number of the Company's possible customers or the average amount of purchased product;

(e)	the implementation of additional taxes on the Company's products, which may reduce the demand for the Company's products and reduce the quantity of products sold by the Company; and

(f)	the imposition of requirements on licence holders, including in relation to labeling requirements for the Company's products and the manner in which the products are required to be tested or approved for sale, which could increase the cost of producing the Company's products and could reduce the Company's earnings and margins.

While the impact of any such changes are uncertain, it is not expected that any such changes will have an effect on the Company's operations that are materially different than the effect on similar-sized companies in the same business as the Company.

Regulatory Risks

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company will also require Health Canada and other regulatory approval in order to proceed with construction of new growing facilities and will be required to apply for and obtain additional licences under the Cannabis Act before it begins growing cannabis at any such facilities. The Company cannot predict the time required to secure all appropriate regulatory approvals for its new facilities or products, or the extent of testing and documentation that may be required by Health Canada or other governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of facilities, markets and/or products and could have a material adverse effect on the business, financial performance and financial condition of the Company.

Failure of Facility Infrastructure

The Company's facilities require regular maintenance on both the heating and cooling systems and regular power component maintenance on the generator and delivery systems. Any failure of the heating and cooling systems or electrical delivery systems could have a material and adverse effect on the Company's business, financial condition and financial prospects.

Shelf Life of Inventory

The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company's inventory include dried cannabis and cannabis oil products. The Company follows Health Canada's testing requirements for product release and re-tests its inventory for information purposes. Based on such testing results and management's experience, the Company believes that there is no significant change in product composition during a twelve-month storage under its current vault conditions. The Company's typical turnover rate for inventory varies between two weeks and six months from final production, however this turnover rate may change and its inventory may reach its expiration and may not be sold. Even though management of the Company on a regular basis reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company's business, financial condition, and financial performance.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if any of its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company's products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its consumers generally, and could have a material adverse effect on the financial performance and the financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in the Company incurring significant losses in the event of a successful claim and could prevent or inhibit the commercialization of the Company's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to orders for the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. All such recalls must adhere to the relevant provisions in Cannabis Legislation. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the financial performance and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Risks Inherent in an Agricultural Business

The Company's business involves the growing of cannabis and hemp, both of which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as weather, insects, plant diseases and similar agricultural risks (some of which may be caused by climate change). Although the Company grows its cannabis products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Vulnerability to Rising Energy Costs

The Company's growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Transportation Disruptions

Due to the perishable and premium nature of the Company's products, the Company will depend on fast and efficient delivery services to distribute its product. Any prolonged disruption of delivery services could have an adverse effect on the financial condition and financial performance of the Company. Rising costs associated with delivery services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption, increase in costs or other negative change in the availability or economics of the supply chain for key inputs (some of which may be caused by climate change) could materially impact the business, financial condition and financial performance of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and financial performance of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure program may be significantly greater than anticipated by the Company's management and may be greater than the funds available to the Company, in which circumstance the Company may curtail, or extend the time frames for completing its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

Intellectual Property

The Company has limited protection under law against potential infringements of its product names or marks, or against other misappropriation of its other intellectual property including its trade name and plant strains. For example, the status of intellectual property in plant strain may be uncertain at law and may be difficult to prove in practice. Monitoring infringement or misappropriation of intellectual property can be difficult and expensive, and the Company may not be able to detect every infringement or misappropriation of its proprietary rights. Even if the Company does detect infringement or misappropriation of its proprietary rights, litigation to enforce these rights could cause the Company to divert financial and other resources away from its business operations.

Additionally, third parties may claim that products or marks that the Company has independently developed or which bear certain of the Company's trademarks infringe upon their intellectual property rights and there can be no assurance that one or more of the Company's products or marks will not be found to infringe upon third-party intellectual property rights in the future.

Risks related to Nutraceutical Products

The Company's subsidiary, EHN, is a company focused on the distribution, sale and development of natural health products designed to stimulate the human endocannabinoid system, known as the Endo-line. This unique line of products has never been sold in Canada, and therefore sales of such products will be subject to all of the risks commonly associated with the sale of newly developed products, including those set forth above under "Competition". The benefits of such products have not been proven in clinical trials and may not materialize. If the benefits of such products are not as expected by the Company then sales of such products may be adversely impacted. In addition, demand for such products in Canada is unknown and sales of these products may not meet the Company's expected targets.

The Endo-line of products was licensed from EHB, an American company which is a related party that currently manufactures and sells these products in the United States. As a part of the license, EHB will supply the products to EHN for distribution and sale. EHN does not have control over the manufacturing process of the products, and thus, cannot guarantee a consistent supply of the product for the Canadian market.

The Endo-line of products are generally not patented domestically or abroad, and the legal protections afforded by common law and contractual proprietary rights in such products provide only limited protection and may be time-consuming and expensive to enforce or maintain. Further, despite the Company's efforts, it may be unable to prevent third parties from infringing upon or misappropriating its proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to or superior to the Endo-line products.

Failure of Counterparties to Fulfill Obligations

The Company is party to various agreements with third parties related to supply, research and other matters. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on the Company's profitability, results of operations and financial condition.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the legal cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change, regulatory burden or other factors could have a material adverse effect on the business, financial performance and financial condition of the Company.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, financial performance and prospects.

Factors which may Prevent Realization of Growth Targets

The Company is currently in the early development stage and its growth strategy contemplates expanding its production facilities with additional production resources and constructing new growing facilities. There is a risk that such construction and expansion will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

(a)	delays in obtaining, or conditions imposed by, regulatory approvals and licences including approvals from Health Canada and under local by-laws;

(b)	plant design errors;

(c)	environmental pollution;

(d)	non-performance by third party contractors;

(e)	increases in materials or labour costs;

(f)	production falling below expected levels of output or efficiency;

(g)	breakdown, aging or failure of equipment or processes;

(h)	contractor or operator errors;

(i)	labour disputes, disruptions or declines in productivity;

(j)	inability to attract sufficient numbers of qualified workers;

(k)	disruption in the supply of energy and utilities; and

(l)	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product or sufficient product available for shipment to meet future demand when it arises. Failure to satisfy such future demand may have a material adverse effect on the Company's revenue and financial performance and may result in the loss of future customers and market share.

Unfavourable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, financial performance, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, financial performance, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Damage to the Company's Reputation

Damage to the Company's reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, growth prospects and market price of the Company's securities.

Third Party Reputational Risk

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company's cannabis business activities. This may impact the Company's ability to retain current partners, such as its banking relationship, or source future partners as required for growth or future expansion. Failure to establish or maintain such business relationships could have a material adverse effect on the Company.

Financial Losses

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and will continue to experience negative cash flow from operations in the foreseeable future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable and this may jeopardize the Company’s ability to continue as a going concern.

Limited Operating History

The Company was incorporated in 2013 and has yet to generate significant revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of the Company's operations.

Conflicts of Interest

The officers and directors of the Company may be engaged in a range of business activities and accordingly, the Company may be subject to potential conflicts of interest. Avtar Dhillon, MD, Mr. Jim Heppell and Mr. Punit Dhillon, each of whom is a director of the Company, are also directors and/or officers of Sciences, a control person of the Company. In addition, Avtar Dhillon, MD is also the chief executive officer and a principal securityholder of Sciences. The Company's executive officers and directors may also devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors and could adversely affect the Company's operations, business, financial condition and financial performance.

The Company has entered into various agreements with related parties of the Company, each of whom has some of the same directors and officers of the Company, including: the Third Amended and Restated ICA; the Hemp Supply Agreement; the Research Agreement; the Richmond Lease Agreement; a supply and distribution agreement with Avricore Health Inc. (formerly, VANC Pharmaceuticals Inc.) (the "Avricore Supply Agreement"), a company whose Chief Executive Officer is a director of the Company; and the JV Supply Agreement. All such transactions were exempt from valuation and minority approval requirements under applicable securities laws and stock exchange requirements.

In addition, the Company may become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Such conflicts could adversely affect the Company's operations, business, financial condition and financial performance.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose his/her conflict and interest in the transaction and abstain from voting (where applicable) for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Reliance on Management

The success of the Company is primarily dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees indefinitely. Any loss of the services of any such individuals could have a material adverse effect on the Company's business, financial performance or financial condition. In addition, the Company has entered into the Third Amended and Restated ICA pursuant to which Sciences, a control person of the Company, provides certain management services to the Company in exchange for a monthly fee of $350,000. If such agreement were terminated, it may have a material adverse impact on the Company's business, financial performance or financial condition.

General Business Risk and Liability

Given the nature of the Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company and its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Violations of securities laws and breaches of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all of the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, financial performance and financial condition of the Company could be materially adversely affected.

Integration of Acquired Businesses

The Company has in the past acquired, directly or indirectly, interests in businesses complementary to the business of the Company and the Company may in the future make additional acquisitions. The success of such acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company's ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating such businesses. This integration may require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the Company and from operational matters during this process. Any such integration processes may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Company's ability to achieve the anticipated benefits of any such acquisitions.

Future Litigation

The Company may become party to litigation (including arbitration or mediation) from time to time, which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company or should the Company enter into a settlement, the amount of the award or settlement could adversely affect the Company's resources and its ability to continue operating and the market price for the Common Shares. Monitoring and defending litigation, whether or not meritorious, can be time consuming and may result in significant expenses, including legal fees and other costs. Even if the Company is involved in litigation and is successful, litigation can redirect significant Company resources and attention away from the business of the Company and may have a material adverse effect on the Company's business, reputation, financial condition, financial performance and financial prospects.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and financial performance.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA"), protect medical records and other personal health information by limiting their use and disclosure to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Governmental approvals and permits are currently, and may in the future be, required in connection with the Company's operations. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company's manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, financial performance and financial condition of the Company.

TSXV Restrictions on Business

The Company has delivered an undertaking to the TSXV confirming that, while listed on the TSXV, the Company will only conduct the business of the direct and indirect production, sale, extraction and distribution of cannabis and its extracts and derivatives in Canada, pursuant to one or more licences issued by Health Canada in accordance with applicable Canadian law, unless prior approval is obtained from the TSXV. This undertaking could have an adverse effect on the Company's ability to expand its business into other areas when the Company's competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and financial performance of the Company.

Restrictions on Sales Activities

The legal cannabis industry in Canada is in its early development state and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's business, financial performance or financial condition.

The Market Price of the Common Shares May be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the financial performance of the Company, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, possible efforts by short sellers to drive down the market price of the Common Shares (see "Effect of Short Sales" below) and other events and factors outside of the Company's control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

The market price of the Common Shares and the common shares of other companies that investors may consider to be comparable to the Company have experienced significant price and volume fluctuations recently. In particular, the market price of such shares are impacted by news reports relating to competitive developments, market prices of competitor stocks, regulatory changes and other related issues in the legal cannabis industry, including the Cannabis Act.

Limited Market for Common Shares

The Company is listed on the TSXV, however, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell Common Shares.

Effect of Short Sales

Any downward pressure on the price of Common Shares could encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a shareholder or broker and sells the borrowed shares. The prospective seller anticipates that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to a lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. For the Company, short sales of Common Shares could place downward pressure on the market price of the Common Shares by increasing the number of Common Shares being sold, which could lead to a decline in the market price of the Common Shares.

As it is in the short seller's interest for the market price to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business practices and prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the shares short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. In such a case, the issuer may have very little recourse against the short seller. The publication of any such commentary regarding the Company in the future may bring about a temporary, or possibly long term, decline in the market price of the Common Shares. No assurances can be made that declines in the market price of the Common Shares will not occur in the future, in connection with such commentary by short sellers or otherwise. When the market price of a company's stock drops significantly, it is not unusual for shareholder lawsuits to be filed or threatened against the company and its board of directors and for the company to suffer reputational damage. Such lawsuits could cause the Company to incur substantial costs and divert the time and attention of the Company's board of directors and management. Reputational damage may also affect the Company's ability to maintain and develop business relationships, which could likewise adversely affect the Company's earnings. Negative reports issued by short sellers could also negatively impact the Company's ability to attract and retain employees.

A Substantial Number of Common Shares are Owned by a Single Shareholder

A significant percentage of the Company's outstanding Common Shares are owned by a single shareholder, Sciences, a control person of the Company. For more information, see "Conflicts of Interest" above. As such, Sciences is in a position to exercise influence over matters requiring shareholder approval, including: the determination of significant corporate actions that could otherwise be beneficial to the Company's other shareholders; the election and removal of directors; amendments to the Company's corporate governing documents; and business combinations. The Company's interests and those of Sciences may at times conflict. The concentration of control by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

Dividends

The Company has no earnings or dividend record and does not anticipate paying any dividends on the Common Shares in the foreseeable future. The declaration and payment of dividends is subject to approval by the Company's board of directors in accordance with, among other things, applicable corporate law. Any dividends paid by the Company would be subject to applicable tax and, potentially, withholdings.

Actions against the Company and its Directors and Officers

The Company and its subsidiaries are corporations organized under the laws of the Province of British Columbia or other Canadian jurisdictions. Certain of the Company's directors and officers reside principally in Canada. Because all or a substantial portion of the Company's assets and the assets of these persons are located in Canada, it may not be possible for foreign investors to effect service of process from outside of Canada upon the Company or those persons. Furthermore, it may not be possible to enforce against the Company foreign judgments obtained in courts outside of Canada based upon the civil liability provisions of the securities laws or other laws in those jurisdictions.

Negative Cash Flow from Operating Activities

The Company has not yet achieved positive operating cash flow, and the Company will continue to experience negative cash flow from operations in the foreseeable future. The Company has incurred net losses in the past and may incur losses in the future unless it can derive sufficient revenues from its business. Such future losses could have an adverse effect on the market price of the Company's securities, which could cause investors to lose part or all of their investment.

Financial Statements contain a Going Concern Disclosure

The Company's annual financial statements contain a going concern disclosure. The Company has a limited operating history and a history of negative cash flow from operating activities. The Company's ability to continue as a going concern is dependent upon its ability to: raise additional capital; achieve sustainable revenues and profitable operations; and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These material circumstances cast substantial doubt on the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company's financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company continues to have access to equity and debt capital from public and private markets in Canada but there are no guarantees that such capital will be available.

Enforceability of Actions

The Company is a company incorporated under the laws of the province of British Columbia. Certain of the Company's directors and officers reside principally in Canada. Because substantially all of the Company's assets and the assets of these persons are located outside of the United States, it may not be possible for a purchaser to effect service of process within the United States upon the Company or those persons. Furthermore, it may not be possible for a purchaser to enforce against the Company or those persons in the United States, judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company or certain of the Company's directors and officers. Additionally, some of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for purchaser to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.

Holding Company

The Company is a holding company and essentially all of its assets are shares of its subsidiaries and the Joint Venture. As a result, investors in the Company are subject to the risks attributable to its subsidiaries and the Joint Venture. As a holding company, the Company conducts substantially all of its active business through its subsidiaries and the Joint Venture, which together generate substantially all of its revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the Joint Venture and the distribution of those earnings to the Company. The ability of its subsidiaries and the Joint Venture to pay dividends and other distributions will depend on their financial performance and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of a subsidiary or the Joint Venture, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of such entity before the Company.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of Common Shares and unlimited number of preferred shares (“Preferred Shares”) without par value. As of December 31, 2018, a total of 141,443,116 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding. As of the date of this AIF, a total of 143,932,730 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of Common Shares have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and return of capital and are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company.

The Board is empowered to fix the number of shares and the rights to be attached to the Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the articles of incorporation for the Company and to applicable law, the Preferred Shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Warrants

There were 8,411,764 Common Share purchase warrants (“Warrants”) outstanding as of December 31, 2018, exercisable into 8,411,764 Common Shares, with a weighted average exercise price of $2.92 per share. As of the date of this AIF, there are 8,411,764 Warrants outstanding, exercisable into 8,411,764 Common Shares, with a weighted average exercise price of $2.92 per share, which would result in $24,549,999 cash proceeds to the Company, if exercised.

Stock Options

The Incentive Plan allows for the issuance of stock options, share appreciation rights, restricted share units and other performance awards. Under the Incentive Plan, the maximum number of Common Shares issuable upon the exercise or redemption and settlement of all awards granted under the Incentive Plan shall not exceed 10% of the issued and outstanding Common Shares at the time of granting of such award less the number of Common Shares reserved for issuance under all other security based compensation arrangements of the Company. The Board has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant.

There were 9,894,211 (vested and unvested) options outstanding as of December 31, 2018, exercisable into 9,894,211 Common Shares (6,094,596 Common Shares for vested options), with a weighted average exercise price of $1.71 per share. As of the date of this AIF, there are 13,621,519 (vested and unvested) options outstanding, exercisable into 13,621,519 Common Shares with a weighted average exercise price of $4.09 per share, which would result in $90,324,222 cash proceeds to the Company, if vested and exercised. Each current option outstanding is exercisable into one Common Share for a period of up to five years, and vest over periods of up to three years.

Restricted Share Units

As at December 31, 2018, the Company had issued 830,000 restricted share units (“RSUs”), as permitted under the Incentive Plan described above. As of the date of this AIF, there are 950,000 RSUs outstanding. The current RSUs outstanding vest over periods of up to three years and upon vesting, will be settled in Common Shares at one Common Share for each RSU.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV under the trading symbol “EMH” and on the OTCQX International Marketplace under the trading symbol “EMHTF”. The following table sets forth the high and low trading prices and trading volume of the Common Shares for its most recently completed financial year as reported by the TSXV for the periods indicated:

Month	High	Low	Total Volume
December 2018	$3.10	$2.04	11,534,652
November 2018	$5.25	$3.00	16,887,393
October 2018	$5.24	$2.87	20,496,651
September 2018	$5.92	$4.24	31,678,367
August 2018	$4.96	$2.55	32,355,196
July 2018	$3.73	$2.44	21,607,262
June 2018	$4.50	$3.52	13,609,070
May 2018	$4.95	$4.02	11,040,707
April 2018	$5.28	$3.69	17,499,648
March 2018	$6.35	$4.81	20,884,305
February 2018	$8.00	$4.22	29,626,572
January 2018	$9.68	$4.50	58,445,246

PRIOR SALES

During the year ended December 31, 2018, the Company issued the following securities that are not listed or quoted on a marketplace:

Warrants

During the Company’s most recently completed financial year, 10,000,000 Warrants were issued, and since January 1, 2019, no Warrants have been issued.

As of the date of this AIF, there are outstanding Warrants to purchase 8,411,764 Common Shares.

Stock Options

During the Company’s most recently completed financial year, 2,811,000 incentive stock options (“Options”) were granted, and since January 1, 2019, a further 5,383,000 Options have been granted as follows:

Date of Grant	Number of Options Granted	Exercise Price	Expiry Date
January 1, 2019	88,000	$2.83	January 1, 2024
February 1, 2019	160,000	$3.48	February 1, 2024
March 1, 2019	5,000	$3.88	March 1, 2024
March 4, 2019	200,000	$3.84	March 4, 2024
March 29, 2019	15,000	$3.93	March 29, 2024
April 1, 2019	65,000	$4.04	April 1, 2024
April 3, 2019	4,850,000	$4.15	April 3, 2024

As of the date of this AIF, there are Options outstanding to purchase an aggregate of 13,621,519 Common Shares.

Restricted Stock Units

During the Company’s most recently completed financial year, 5,000 RSUs were granted, and since January 1, 2019, 475,000 RSUs have been issued as follows:

Date of Grant	Number of RSUs Granted	Market Value at Grant	Vest Date
April 3, 2019	237,500	$4.15	April 2, 2020
April 3, 2019	237,500	$4.15	April 2, 2021

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out the names of the directors and officers of the Company as at December 31, 2018 and as of the date of this AIF and their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company’s next annual general meeting unless his office is earlier vacated in accordance with the Articles of the Company or he resigns or becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Governance and Nominating Committee, and a Compensation Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Director or Officer Since	No. and Class of Securities(1)	Percentage of Class(2)

Avtar Dhillon (4) La Jolla, California, USA President, Executive Chairman and Director	President and Executive Chairman, Emerald Health Therapeutics; Chairman, Inovio Pharmaceuticals, Inc., whose principal business is development of DNA vaccines.	April 23, 2015	250,000	0.17%

James Heppell (3) (4) (6) North Vancouver, BC, Canada Director	Director, Emerald Health Therapeutics, Past President & Director, BC Advantage Funds, whose principal business is investing in, and building, life science and technology companies in British Columbia.	April 23, 2015	100,000	0.07%

Punit Dhillon (3) (4) (5) (6) San Diego, California, USA Director	Director, Emerald Health Therapeutics, CEO, OncoSec Medical, Inc., whose principal business is development of biopharmaceuticals.	April 23, 2015	Nil	Nil

Bob Rai (3) (5) (6) Surrey, BC, Canada Director	Owner of several Medicine Shoppe pharmacies in Greater Vancouver, British Columbia.	August 8, 2016	Nil	Nil

Rob Hill West Vancouver, BC, Canada Chief Financial Officer and Corporate Secretary	CFO, Emerald Health Therapeutics; CFO, Minkabu, Inc., whose principal business is social media for investors; VP, Finance, Haywood Securities Inc., whose principal business is provision of investment services.	November 20, 2017	Nil	Nil

Notes:

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 143,932,730 Common Shares issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee. Effective April 30, 2019, Dr. Dhillon, stepped down from the Audit Committee and Mr. Heppell was appointed to the Audit Committee
(4)	Also a director of Sciences, which is a control person of the Company, holding approximately 28.1% of the issued and outstanding Common Shares (on an undiluted basis).
(5)	Member of the Governance and Nominating Committee.
(6)	Member of the Compensation Committee.

Avtar Dhillon, MD, Mr. Punit Dhillon and Mr. Jim Heppell are directors of Sciences and Dr. Dhillon is the Executive Chairman of Sciences, a control person of the Company, that holds approximately 28% of the Common Shares (on an undiluted basis) and 31% of the Common Shares (on a partially-diluted basis giving effect only to the exercise of Warrants held by Sciences). Avtar Dhillon, MD, is a principal securityholder of Sciences.

Director Biographies

Avtar Dhillon, M.D., Director, Executive Chairman

Avtar Dhillon, MD, is an entrepreneur who has been instrumental in founding, and developing numerous companies, including the following public companies: Inovio Pharmaceuticals, Inc. (NASDAQ: INO), developing next generation DNA based vaccines; Arch Therapeutics, Inc., developing bleeding control products; OncoSec Biomedical, developing cancer therapies; and Vitality Biopharma Inc. (NASDAQ: VBIO), developing a natural low calorie sugar substitute and cannabinoid products. Dr. Dhillon has more than 20 years of experience in building public companies through mergers and acquisitions, leading innovation in scientific, engineering and farming enterprises, securing government grants and NGO funding, and building intellectual property portfolios through partnering and negotiating deals with small businesses as well as large multibillion dollar companies. The former President and Chief Executive Officer of Inovio Pharmaceuticals, Inc, he currently serves as that company’s Chairman.

Punit Dhillon, Director

Mr. Dhillon is the co-founder and former CEO of OncoSec Medical, Inc. (NASDAQ: ONCS), a biopharmaceutical company developing advanced-stage immunotherapy to treat solid tumors. Mr. Dhillon was formerly Vice President of Finance and Operations at Inovio Pharmaceuticals, Inc. (NASDAQ: INO). In his management experience, Mr. Dhillon has raised over $160 million through multiple financings and several out-licensing deals including early stage deals with Merck and Wyeth (now Pfizer). More recently, Mr. Dhillon has been leading the development of a pipeline of novel immunotherapy candidates for a wide range of solid tumor applications at OncoSec. Mr. Dhillon’s management experience spans corporate finance, mergers and acquisitions, integration, successful in-licensing of key intellectual property, strategy implementation, corporate transactions with industry and collaborations with universities and working with several key opinion leaders across the globe.

Mr. Dhillon has also previously been a consultant and board member for several TSXV-listed early stage life science companies, which matured through advances in their development pipelines and subsequent merger and acquisition transactions. Prior to joining Inovio, Mr. Dhillon worked for a corporate finance law firm as a law clerk. From September 1999 to July 2002, he worked with MDS Capital Corp. (now Lumira Capital Corp.) as an intern analyst. Mr. Dhillon is an active member in his community and is a co-founder and board member of Young Entrepreneurship Leadership Launchpad, a not-for-profit and charity organization based in Canada. Mr. Dhillon has a Bachelor of Arts with honors in Political Science and a minor in Business Administration from Simon Fraser University.

James Heppell, Director

Mr. Heppell was the founder, CEO and director of BC Advantage Life Sciences I Fund, which won the Canadian Venture Capital Deal of the Year Award in 2006 for having the highest realized return (23.4x its investment in Aspreva Pharmaceuticals) of any venture capital fund in Canada. BC Advantage Life Sciences I Fund also had the highest returns of any retail venture fund in Canada for five years in a row.

Mr. Heppell has a Bachelor of Science degree in Microbiology and a law degree from the University of British Columbia. After being called to the Bar, he worked for six years with Fasken Martineau DuMoulin, during which time he was seconded to the British Columbia Securities Commission for six months. Mr. Heppell then became President and Chief Executive Officer of Catalyst Corporate Finance Lawyers, a boutique corporate finance law firm that focused on assisting life science and technology companies. He is a past member of the Securities Policy Advisory Committee to the British Columbia Securities Commission and is a Past-Chairman of the Securities Section of the Canadian Bar Association (B.C. Branch). Mr. Heppell is currently a director of a number of public and private life science companies.

Bob Rai, Director

Mr. Rai is a graduate of the University of British Columbia with a Degree in Biochemistry in 1991, and Pharmaceutical Science in 1995. He is an entrepreneur with over 20 years of experience in operating “The Medicine Shoppe” Pharmacies (www.pharmacybc.com) in Greater Vancouver, Canada. In 1998, he and his partners pioneered the online pharmacy business to the USA. The sales and distribution of prescription medicines online surpassed expectations and, as other operators followed suit, became a $2 billion industry across Canada. Mr. Rai introduced HIV Point of Care testing into community pharmacy and introduced lab testing to pharmacies including a chronic kidney disease screening using the HealthTab technology. Both were firsts in Canada. Mr. Rai is a member of the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science.

Mr. Rai is also Chairman and CEO of Canadian Pacific Global Pharmaceuticals and Chairman of its subsidiary PharmaCanada Inc. (www.earlycancerdetect.com). Mr. Rai served as President of the Philippines Canada Trade Council (“PCTC”) for 2006-2007 and held the position of Vice-President from 2004-2006. As President of PCTC, he led a trade mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada, David Emerson.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Common Shares to materially affect the control of the Company, nor a personal holding company of any of them,

(a)	is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the life sciences business. Such associations may give rise to conflicts of interest from time to time. Avtar Dhillon, MD, a director of the Company, is also a director and the Chief Executive Officer and Executive Chairman of Sciences, a control person of the Company. Mr. Jim Heppell and Mr. Punit Dhillon are also directors of both the Company and Sciences. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has entered into various agreements with related parties of the Company, each of whom has some of the same directors and officers of the Company, including: the Loan Agreement; the May Shares for Debt Transaction; the Share Purchase Agreement; the August Private Placement; the September Shares for Debt Transaction; the November Private Placement; the Third Amended and Restated ICA; the Hemp Supply Agreement; the Research Agreement; the Richmond Lease Agreement; the Avricore Supply Agreement; and the JV Supply Agreement. See "General Development of the Business" and "Description of the Business" for a description of each of these transactions.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

The Company’s audit committee consists of Punit Dhillon, Bob Rai and James Heppell. Punit Dhillon and Bob Rai are independent of the Company and James Heppell is not considered to be independent of the Company as he performs a “policy making function” in respect of the Company and thus falls under the definition of an “executive officer”. Mr. Punit Dhillon is the Chairman of the Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee has considerable experience participating in the management of private and/or publicly traded companies and has the ability to read and understand financial statements that present the breadth and level of complexity of accounting issues that would generally be expected to be raised by the Company’s financial statements. See “Directors and Officers - Director Biographies” for additional information on each director's education and experience.

Each Audit Committee member has had extensive experience reviewing financial statements. Each member has an understanding of the Company’s business and has an appreciation for the relevant accounting principles for that business.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

(b)	the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

(c)	the exemption in section 3.3(2) (Controlled Companies) of NI 52-110;

(d)	the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

(e)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110;

(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 51-110;

(g)	the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110; or

(h)	an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2018, the Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Deloitte LLP for services rendered in the years ended December 31, 2018 and December 31, 2017:

Category	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees(1)	$303,500	$215,500
Audit Related Fees(2)	Nil	Nil
Tax Fees(3)	$29,225	$49,000
All Other Fees(4)	Nil	Nil
Total	$332,725	$264,500

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.
(2)	“Audit related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2018.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2018.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

As disclosed under the heading "General Development of the Business" and "Directors and Officers – Conflicts of Interest", the Company has participated in various transactions involving Sciences, a control person of the Company and other related parties. These transactions include: the Loan Agreement; the May Shares for Debt Transaction; the Share Purchase Agreement; the August Private Placement; the September Shares for Debt Transaction; the November Private Placement; the Third Amended and Restated ICA; the Hemp Supply Agreement; the Research Agreement; the Richmond Lease Agreement; the Avricore Supply Agreement; and the JV Supply Agreement.

Avtar Dhillon, MD, President and Executive Chairman of the Company, Mr. Jim Heppell and Mr. Punit Dhillon, directors of the Company, are also directors of Sciences. Avtar Dhillon, MD, is also the Chief Executive Officer and Executive Chairman of Sciences. See "Directors and Officers – Name, Occupation and Securityholding".

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contract that is material to the Company and still in effect is the Third Amended and Restated ICA.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plan, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and the Management’s Discussion and Analysis of the Company for the year ended December 31, 2018, a copy of which may be requested from the Company's head office, or may be viewed on the Company’s website (www.emeraldhealth.ca) or on SEDAR (www.sedar.com).

APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF
CHARTER OF THE AUDIT COMMITTEE

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1                        This charter sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of Emerald Health Therapeutics, Inc. (the “Company”), annual evaluation and compliance with this charter.

1.2                        The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1                        The majority of the members of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Should the Company become listed on a stock exchange, each member of the Audit Committee will also satisfy the independence requirements of such exchange.

2.2                        The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon listing on a senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such exchange and of NI 52-110.

2.3                        The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4                        The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1                        In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)       engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)       communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)       incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

4.1                        The duties and responsibilities of the Audit Committee include:

(a)        recommending to the Board the external auditor to be nominated by the Board;

(b)        recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)        reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)        overseeing the work of the external auditor;

(e)        ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)        ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)        ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)        reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)         reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)         reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)        reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)         reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)       reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)        satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)        overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)        reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)        reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)         satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)        resolving disputes between management and the external auditor regarding financial reporting;

(t)        establishing procedures for:

(i)       the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

(ii)       the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(u)        reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v)        pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $10,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

(w)       overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x)        conducting, on an annual basis, a review of the risks associated with the operation of the business of the Company addressing such matters as, without limitation, the following:

(i)       succession and human resource risks

(ii)      environmental risks,

(iii)      regulatory compliance risks,

(iv)     and any other major aspect of operations as would warrant a risk assessment.

(y)       establishing procedures for:

(i)        reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)       reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)      obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)      reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)       reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)      Tax and financial reporting laws and regulations;

(B)       Legal withholding requirements;

(C)       Environmental protection laws and regulations;

(D)       Other laws and regulations which expose directors to liability; and

4.2                        A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3                        On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1                        The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2                        The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3                        The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4                        The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.5                        The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.6                        Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

5.7                        The Audit Committee will meet either in person or by phone on an as needed basis, and in any event not less than a minimum of three times per year.

6.	REPORTS

6.1                        The Audit Committee will report to the Board regarding the Audit Committee’s examinations and recommendations, and in respect of each meeting held. The report to the Board will be provided in the form of:

(a)        slides to be included in the slide deck being provided by management for the Board meeting;

(b)        a copy of the Minutes of the Audit Committee meeting in question; and

(c)        any recommendations of the Audit Committee to the Board.

6.2                        The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1                        The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

8.1                        The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.

REPORT CARD OF THE AUDIT COMMITTEE

To: The Board of Directors of Emerald Health Therapeutics, Inc.

Date: [month] [day], 201X

The following is our report on actions taken against the requirements of the Audit Committee Charter.

The Audit Committee met in person or by phone ________ times during [year].

Task (see body of Policy for full details on task)	Action Taken (Y/N)
Recommending the external auditor to be nominated by the Board.
Recommending the compensation to be paid to the external auditor.
Review the external auditor’s annual audit plan, fee schedule and any related services proposals.
Oversee the work of the external auditor
Ensure that the external auditor is independent.
Ensure that the external auditor is in good standing with the Canadian Public Accountability Board.
Ensure that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit.
Review and discuss with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”).
Review and discuss with management and the external auditor major issues regarding accounting principles and financial statement presentation.
Review and discuss with management and the external auditor the external auditor’s written communications to the Audit Committee.
Review and discuss with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to release.
Review the external auditor’s report to the shareholders on the Company’s annual financial statements.
Recommend the approval of the annual financial statements and the external auditor’s report on those financial statements, quarterly unaudited financial statements and elated MD&A and press releases prior dissemination.
Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information.
Oversee the adequacy of the Company’s system of internal accounting controls.
Review with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting.
Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company.
Satisfy itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations.
Resolve disputes between management and the external auditor regarding financial reporting.
Establish procedures for complaints and anonymous submissions to be received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters.
Review the Company’s hiring policies with respect to current or former partners or employees of either the current or former auditor.
Pre-approve all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor.
Oversee compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.
Conduct a review of the risks associated with the operation of the business of the Company.

Establish procedures for:

•       reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

•       reviewing the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and addressing succession planning;

•       determining if the CEO and other senior management strive to create a culture of integrity throughout the Company;

•       reviewing fraud prevention policies and programs, and monitoring their implementation;

•       reviewing reports from management and others with respect to compliance with laws and regulations having a material impact on the financial statements.

Review and assess the adequacy of this Charter.